

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Aaron M. Gomolak
Chief Financial Officer and Treasurer
Satcon Technology Corporation
25 Drydock Avenue
Boston, Massachusetts 02210-2377

      Re: **Satcon Technology Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 15, 2012
                File No. 001-11512

Dear Mr. Gomolak:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Tim Buchmiller for

                Amanda Ravitz
                Assistant Director